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                              WASHINGTON DC 20549

                                 SCHEDULE 13E-3

                          Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                                     FVNB CORP.
                 (Name of the Issuer and Person Filing Statement)

                            COMMON STOCK, $0.01 PAR VALUE
                            (Title of Class of Securities)

                                        30267410
                          (CUSIP Number of Class of Securities)

                                     David M. Gaddis
                         President and Chief Executive Officer
                                        FVNB Corp.
                              101 S. Main Street, Suite 508
                                      (361) 572-6500

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   With Copies To:

                               Cary Plotkin Kavy, Esq.
                              Cox & Smith Incorporated
                              112 E. Pecan, Suite 1800
                              San Antonio, Texas 75205
                                    (210) 554-5500

This statement is filed in connection with (check the appropriate box):
a. [X] The filing of solicitation materials or an information statement subject to Regulation
          14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c.   [ ]  A tender offer.
d.   [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

CALCULATION OF FILING FEE

                 Transaction Valuation(*)          Amount of Filing Fee
                 ------------------------          --------------------
                       $16,875,000                        $3,375

(*) Based upon maximum proposed number of shares to be cashed out in the merger of 375,000 shares at $45.00 per share.

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[x]  Check box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

          Amount Previously Paid: $3,375

          Form or Registration No.: Schedule 14A

          Filing Party: FVNB Corp.

          Date Filed: April 27, 2001


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                                 INTRODUCTION

This Rule 13e-3 Transaction Statement (the "Statement") on Schedule 13E-3 (the "Schedule 13E-3") is being filed by FVNB Corp., a Texas corporation ("FVNB" or the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the Agreement and Plan of Merger dated as of April 19, 2001 (the "Merger Agreement"), by and between the Company and FVNB Merger Corp., a Texas corporation and wholly-owned subsidiary of the Company ("Merger Subsidiary"). A copy of the Merger Agreement is attached as Annex A to the preliminary proxy statement filed by the Company contemporaneously herewith (including all annexes thereto, the "Proxy Statement"). The Proxy Statement is attached hereto as Exhibit (a)(1).

Concurrently with the filing of this Schedule 13E-3, the Company is filing with the Securities and Exchange Commission the Proxy Statement under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the annual meeting of the shareholders of the Company at which the shareholders will consider and vote upon a proposal to approve and adopt the Merger Agreement.

All information contained in this Schedule 13E-3 concerning the Company has been supplied by the Company.

The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Statement will be amended to reflect such completion or amendment of the preliminary Proxy Statement. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

All parenthetical references under the various Items contained in this
Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

ITEM 1.  SUMMARY TERM SHEET

         The information set forth in the Proxy Statement under "SUMMARY TERM SHEET" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a). The name of the subject company is FVNB Corp. The address of the principal executive offices of the Company is 101 S. Main Street, Suite 508, Victoria, Texas 77901. The Company is a registered financial holding company. The information set forth in the Proxy Statement under "PROPOSAL ONE-The Parties" is incorporated herein by reference.

         (b). The information set forth in the Proxy Statement under "NOTICE OF ANNUAL MEETING OF SHAREHOLDERS" and "INTRODUCTION-Voting of Shares" is incorporated herein by reference.

         (c)-(d). The information set forth in the Proxy Statement under "SUMMARY FINANCIAL INFORMATION-Per Share Market Price and Dividend Information" is incorporated herein by reference.

         (e)-(f).  Not applicable.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The information set forth in the Proxy Statement under "NOTICE OF ANNUAL MEETING OF SHAREHOLDERS;" "PROPOSAL ONE-The Parties;" "PROPOSAL TWO--Nominees

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for Election and Security Ownership of Management;" and "Executive Officers"
is incorporated herein by reference.

         (b)   Not applicable.

         (c) The information set forth in the Proxy Statement under "PROPOSAL TWO-- Nominees for Election and Security Ownership of Management" is incorporated herein by reference.

         During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgement, decree, or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

         (d)   Not applicable.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in the Proxy Statement under "SUMMARY TERM SHEET;" "SPECIAL FACTORS--Background of the Merger Proposal;" "--The Effects of the Merger;" "--Potential Detriments of the Merger Proposal to Shareholders; Accretion in Ownership and Control of Certain Shareholders;" "--Financial Effects of Merger;" "--Financing of the Merger;" "--Certain U.S. Federal Income Tax Consequences;" "--Recommendation of the Board of Directors; Fairness of the Merger Proposal;" "--Conduct of FVNB's Business after the Merger;" "PROPOSAL ONE-- Summary;" "--Reasons for the Merger;" "--Effect of the Merger Proposal on FVNB Shareholders;" "--Effect of the Merger Proposal on FVNB;" "--Exchange and Payment Procedures;" "--Dissenters' and Appraisal Rights;" and "--The Merger Agreement" is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under "SPECIAL FACTORS----Potential Detriments of the Merger Proposal to Shareholders; Accretion in Ownership and Control of Certain Shareholders;" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under "SPECIAL FACTORS--Background of the Merger Proposal;" "--The Effects of the Merger;" "--Potential Detriments of the Merger Proposal to Shareholders; Accretion in Ownership and Control of Certain Shareholders;" "--Recommendation of the Board of Directors; Fairness of the Merger Proposal;" "--Conduct of FVNB's Business after the Merger;" "PROPOSAL ONE--Summary;" "--Reasons for the Merger;" "--Effect of the Merger Proposal on FVNB Shareholders;"
"--Effect of the Merger Proposal on FVNB;" and "--The Merger Agreement" is incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under "PROPOSAL ONE--Dissenters' and Appraisal Rights" is incorporated herein by reference.

         (e) The information set forth in the Proxy Statement under "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Merger Proposal" is incorporated herein by reference.

         (f)   Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a) The information set forth in the Proxy Statement under "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" is incorporated herein by reference.

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         (b)-(c) The information set forth in the Proxy Statement under
"SPECIAL FACTORS--Background of the Merger Proposal" is incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under "SPECIAL FACTORS---Potential Detriments of the Merger Proposal to Shareholders; Accretion in Ownership and Control of Certain Shareholders;" "--Recommendation of the Board of Directors; Fairness of the Merger Proposal;" "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT;" and "PROPOSAL TWO-Interests of Officers and Directors in the Merger" is incorporated herein by reference.

         (e) The information set forth in the Proxy Statement under "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT;" "PROPOSAL TWO--Nominees for Election and Security Ownership of Management;" "--Executive Officers;" "--Executive Compensation and Related Information-Report of 1998 FVNB Corp. Stock Incentive Plan Committee;" and "--Executive Compensation and Related Information-Option Grants in Last Fiscal Year" is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) The information set forth in the Proxy Statement under "SPECIAL FACTORS--Background of the Merger Proposal;" "PROPOSAL ONE--Reasons for the Merger;" and "--Effect of the Merger Proposal on FVNB" is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under "SPECIAL FACTORS--Conduct of FVNB's Business after the Merger" is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under "SPECIAL FACTORS--Conduct of FVNB's Business after the Merger" and "PROPOSAL ONE-Dividend Policies" is incorporated herein by reference.

         (d)     Not applicable.


ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a) The information set forth in the Proxy Statement under "SPECIAL FACTORS--Background of the Merger Proposal;" "--The Effects of the Merger;" "-Financial Effects of the Merger; Financing of the Merger;" "--Recommendation of the Board of Directors; Fairness of the Merger Proposal;" "--Conduct of FVNB's Business after the Merger;" "PROPOSAL ONE--Summary;" and "--Reasons for the Merger" is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under "SPECIAL FACTORS--Background of the Merger Proposal;" and "--Recommendation of the Board of Directors; Fairness of the Merger Proposal" is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under "SPECIAL FACTORS--Background of the Merger Proposal;" "--The Effects of the Merger;" "-Financial Effects of the Merger; Financing of the Merger;" "--Recommendation of the Board of Directors; Fairness of the Merger Proposal;" "--Conduct of FVNB's Business after the Merger;" "PROPOSAL ONE--Summary;" and "--Reasons for the Merger" is incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under "SPECIAL FACTORS--Background of the Merger Proposal;" "--The Effects of the Merger;" "--Potential Detriments of the Merger Proposal to Shareholders; Accretion in Ownership and Control of Certain Shareholders;" "-Financial Effects of the Merger; Financing of the Merger;" "--Pro Forma Consolidated Financial Statements;" "--Certain U.S. Federal Income Tax Consequences;" "--Conduct of FVNB's Business after the Merger;"

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"SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT;" "PROPOSAL
ONE--Summary;" "--Reasons for the Merger;" "--Effect of the Merger Proposal on FVNB Shareholders;" "--Effect of the Merger Proposal on FVNB;" "--Interest of Officers and Directors in the Merger;" "--Fees and Expenses;" "--The
Merger Agreement" and "-Dividend Policies" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a)-(d) The information set forth in the Proxy Statement under "SPECIAL FACTORS--Background of the Merger Proposal;" and "--Recommendation of the Board of Directors; Fairness of the Merger Proposal" is incorporated herein by reference.

         (e)     Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS, AND CERTAIN NEGOTIATIONS

         (a)-(b) The information set forth in the Proxy Statement under "SPECIAL FACTORS--Background of the Merger Proposal;" "--Recommendation of the Board of Directors; Fairness of the Merger Proposal;" and "-Valuation and Opinions of Financial Advisors" is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under "SPECIAL FACTORS---Valuation and Opinions of Financial Advisors" is incorporated herein by reference.

ITEM 10.  SOURCE AND AMOUNTS OF FUND OR OTHER CONSIDERATION.

         (a)-(b) The information set forth in the Proxy Statement under "SPECIAL FACTORS--Financial Effects of the Merger; Financing of the Merger" is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under "SPECIAL FACTORS-Pro Forma Financial Statement"and "PROPOSAL ONE-Fees and Expenses" is incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under "SPECIAL FACTORS--Financial Effects of the Merger; Financing of the Merger" is incorporated herein by reference.

ITEM 11.  INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth in the Proxy Statement under "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" and "PROPOSAL TWO-Executive Officers" is incorporated herein by reference.

         (b)     Not applicable.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

         (d)-(e) The information set forth in the Proxy Statement under "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Merger Proposal" is incorporated herein by reference.

ITEM 13.  FINANCIAL STATEMENTS.

         (a) The Consolidated Financial Statements, and the notes thereto, of FVNB as of and for its fiscal year ended December 31, 2000, set forth on pages 22-47 of FVNB's 2000 Annual Report to

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Shareholders, which is included as Exhibit 13 to FVNB's Annual Report on Form
10K for the year ended December 31, 2000, filed with the SEC on March 27, 2001, a copy of which Annual Report to Shareholders is filed as Exhibit
(a)(2) to this Schedule 13E-3, are incorporated herein by reference.

         FVNB does not calculate a ratio of earnings to fixed charges in its regularly prepared financial statements

         (b) The information set forth in the Proxy Statement under "SPECIAL FACTORS--Pro Forma Consolidated Financial Statements" is incorporated herein by reference.

ITEM 14.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a)-(b) The information set forth in the Proxy Statement under "INTRODUCTION--General" is incorporated herein by reference.

ITEM 15.  ADDITIONAL INFORMATION.

         The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

ITEM 16.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1) Preliminary Proxy Statement on Schedule 14A of the Company, as filed with the Securities and Exchange Commission on April 27, 2001.

         (a)(2)  2000 Annual Report to Shareholders of the Company.

         (a)(3)  Press release issued by the Company on April 27, 2001.

         (b)(1) Commitment Letter, dated April 17, 2001, from The Independent BankersBank.

         (c)(1) Cash Fair Evaluation of the Company's Common Stock, dated March 9, 2001, made by The Bank Advisory Group, Inc.

         (c)(2) Opinion of The Bank Advisory Group, Inc. dated April 19, 2001 (included as Annex B to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).

         (c)(3) Opinion of Morgan Keegan & Company, Inc. (included as Annex C to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).

         (c)(4) Presentation of Morgan Keegan & Company, Inc. dated April 19, 2001.

         (d)(1) Agreement and Plan of Merger dated as of April 19, 2001, by and between the Company and FVNB Merger Corp. (included as Annex A to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).

         (f)(1) Articles 5.11-5.13 of the Texas Business Corporation Act (included as Annex D to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).

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                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: April 27, 2001


                                  By: /s/ DAVID M. GADDIS
                                     ------------------------------
                                          David M. Gaddis
                                          President and Chief Executive Officer



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                                 EXHIBIT INDEX

EXHIBIT
NUMBER                          DESCRIPTION
(a)(1) Preliminary Proxy Statement on Schedule 14A of the Company, as filed with the Commission on April 27, 2001.

(a)(2)   2000 Annual Report to Shareholders of the Company.

(a)(3)   Press release issued by the Company on April 27, 2001.

(b)(1)   Commitment Letter, dated April 17, 2001, from The Independent
         BankersBank.

(c)(1) Cash Fair Evaluation of the Company's Common Stock, dated March 9, 2001, made by The Bank Advisory Group, Inc.

(c)(2)   Opinion of The Bank Advisory Group, Inc. dated April 19, 2001
         (included as Annex B to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).

(c)(3) Opinion of Morgan Keegan & Company, Inc. (included as Annex C to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).

(c)(4)   Presentation of Morgan Keegan & Company, Inc. dated April 19, 2001.

(d)(1) Agreement and Plan of Merger dated as of April 19, 2001, by and between the Company and FVNB Merger Corp. (included as Annex A to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).

(f)(1) Articles 5.11-5.13 of the Texas Business Corporation Act (included as Annex D to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).